Exhibit 99.99

A copy of this preliminary short form base shelf prospectus has been filed with the securities regulatory authorities in British Columbia, Alberta, Manitoba and Ontario, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form base shelf prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the final short form base shelf prospectus is obtained from the securities regulatory authorities.

This preliminary short form prospectus is a base shelf prospectus. This preliminary short form base shelf prospectus has been filed under legislation in British Columbia, Alberta, Manitoba and Ontario, that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

The information contained herein is subject to completion and amendment. These securities may not be offered or sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This short form base shelf prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state of the United States.

This preliminary short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this preliminary short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the corporate secretary of Vicinity Motor Corp. at 3168, 262nd Street, Aldergrove, British Columbia, V6B 1R4, Telephone (604) 607-4000 and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 5, 2021

VICINITY MOTOR CORP.

3168 262nd Street

Aldergrove, British Columbia V4W 2Z6

$150,000,000

COMMON SHARES

WARRANTS

SUBSCRIPTION RECEIPTS

UNITS

DEBT SECURITIES

Vicinity Motor Corp. (the “Company” or “Vicinity”) may offer and issue from time to time, the securities listed above or any combination thereof with the aggregate initial offering amount not to exceed $150,000,000 during the 25 month period that this preliminary short form base shelf prospectus (this “Prospectus”), including any amendments thereto, remains effective. The Company’s securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (“Prospectus Supplement”).

Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and may not be comparable to financial statements of United States companies. The Company’s financial statements are not subject to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition and disposition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein. Prospective Investors should read the tax discussion contained in any applicable Prospectus Supplement with respect to a particular offering of the securities. See “Certain Income Tax Considerations” in this Prospectus.

The enforcement of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is existing under the laws of British Columbia, Canada, that some or all of the experts named in this Prospectus are residents of Canada, and some or all of the assets of said persons are located outside the United States. See “Enforcement of Civil Liabilities” in this Prospectus.

NEITHER THE SEC, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the securities offered in a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of the Company’s common shares (the “Common Shares”), the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of warrants, the designation, number and terms of the securities issuable upon exercise of the warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms; (iii) in the case of subscription receipts, the designation, number and terms of the securities issuable upon satisfaction of certain release conditions, any procedures that will result in the adjustment of these numbers, any additional payments to be made to holders of subscription receipts upon satisfaction of the release conditions, the terms of the release conditions, the terms governing the escrow of all or a portion of the gross proceeds from the sale of the subscription receipts, terms for the refund of all or a portion of the purchase price for the subscription receipts in the event that the release conditions are not met or any other specific terms; (iv) in the case of units, the designation, number and terms of the Common Shares, warrants, subscription receipts or debt securities comprising the units; and (v) in the case of debt securities, the specific designation, aggregate principal amount, currency or currency unit for the debt securities, maturity, interest rate (which may be fixed or  variable) and time of payment of interest, authorized denominations, covenants, events of default, any terms for redemption, any terms for sinking fund payments, any exchange or conversion provisions, the initial offering price, any terms for subordination of the debt securities to other indebtedness, whether the debt securities will be secured by any assets or guaranteed by any subsidiaries of the Company and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the above-described securities that are not within the alternatives or parameters set forth in this Prospectus.

i

This Prospectus may qualify an “at-the-market” distribution as defined under National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX Venture Exchange (the “TSXV”) or other existing markets for the securities.

All shelf information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus to the extent required by applicable securities laws. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the securities to which the Prospectus Supplement pertains.

An investment in the Company’s securities involves a high degree of risk. You should carefully read the “Risk Factors” section detailed in this Prospectus.

This Prospectus may constitute a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Vicinity may offer and sell securities to, or through, underwriters or dealers and also may offer and sell certain securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. The Prospectus Supplement relating to each issue of securities offered thereby will set forth the names of any underwriters, dealers, or agents involved in the offering and sale of such securities and will set forth the terms of the offering of such securities, the method of distribution of such securities, including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution. No underwriter has been involved in the preparation of, or has performed a review of, the contents of this Prospectus.

Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution of the securities.

In connection with any offering of securities (unless otherwise specified in a Prospectus Supplement), other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Two of the directors of the Company (Andrew Imanse and Christopher Strong) reside outside of Canada. These individuals have appointed the Company as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if such person or company has appointed an agent for service of process.

ii

The Common Shares are publicly traded on the TSX Venture Exchange (“TSXV”) under the symbol “VMC”, the OTCQX under the symbol “BUSXF” and the Frankfurt Stock Exchange (the “FSE”) under the symbol “6LG”. Unless otherwise specified in a Prospectus Supplement, there is no market through which the Company’s warrants, units, subscription receipts or debt securities may be sold and you may not be able to resell any of such securities, purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of such securities on the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”.

iii

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	2
DOCUMENTS INCORPORATED BY REFERENCE	3
SUMMARY DESCRIPTION OF BUSINESS	4
RECENT DEVELOPMENTS	7
RISK FACTORS	8
USE OF PROCEEDS	17
PRIOR SALES	17
TRADING PRICE AND VOLUME	21
DIVIDEND POLICY	22
CONSOLIDATED CAPITALIZATION	22
DESCRIPTION OF SHARE CAPITAL	22
DESCRIPTION OF SECURITIES OFFERED UNDER THIS PROSPECTUS	23
EARNINGS COVERAGE RATIOS	29
DENOMINATIONS, REGISTRATION AND TRANSFER	29
PLAN OF DISTRIBUTION	30
CERTAIN INCOME TAX CONSIDERATIONS	31
AUDITOR AND REGISTRAR AND TRANSFER AGENT	31
LEGAL MATTERS AND INTERESTS OF EXPERTS	31
ADDITIONAL INFORMATION	32
PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	32

CERTIFICATE OF THE COMPANY

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this Prospectus or any applicable Prospectus Supplement. Vicinity has not authorized anyone to provide you with different information. Vicinity is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should bear in mind that although the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date on the front of such documents, such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus and by any subsequently filed prospectus amendments.

This Prospectus provides a general description of the securities that the Company may offer. Each time the Company sells securities under this Prospectus, it will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under “Documents Incorporated by Reference” and “Available Information”.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “Vicinity”, the “Company”, “we”, “us” or “our” includes Vicinity Motor Corp. and each of its material subsidiaries.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts refer to lawful currency of Canada. All references to “US$” or “U.S. dollars” are to the currency of the United States.

The following table sets forth, for the periods indicated, the high, low, average and period-end indicative rates of exchange for United States dollars expressed in Canadian dollars, as provided by the Bank of Canada.

	Fiscal	Fiscal
	Year	Year
	Ended	Ended
	December	December
	31, 2020	31, 2019

Low	1.2718	1.2988
High	1.4496	1.3600
Average	1.3415	1.3269
End	1.2732	1.2988

On April 5, 2021, the daily average rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = $1.2525.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements (collectively, “forward-looking statements”) in this Prospectus and the documents incorporated by reference into this Prospectus about the Company’s current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward-looking information and/or forward-looking statements within the meaning of applicable securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to an issuer (collectively, “Securities Laws”). The words “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements, although not all forward-looking statements contain these words.

Discussions containing forward-looking statements include, among other places, those under “Business of the Company” and “Risk Factors”. Forward-looking statements included or incorporated by reference in this Prospectus include, but are not limited to, statements with respect to the intentions, plans and future actions of the Company; statements relating to the business and future activities of the Company; anticipated developments in operations of the Company; market position, ability to compete and future financial or operating performance of the Company; the timing and amount of funding required to execute the Company’s business plans; capital expenditures; the effect on the Company of any changes to existing or new legislation or policy or government regulations; the availability of labour; requirements for additional capital; goals, strategies and future growth; the adequacy of financial resources; expectations regarding revenues, expenses and anticipated cash needs; and the impact of the COVID-19 pandemic on the business and operations of the Company.

Forward-looking statements are based on certain assumptions and estimates made by us in light of the experience and perception of historical trends, current conditions, expected future developments, including projected growth in the electric bus industry, and other factors we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such assumptions and estimates will prove to be correct. These assumptions include, but are not limited to, (i) the Company being able to generate sufficient cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory and political conditions in which the Company operates will remain the same; (iii) the Company being able to compete in the bus manufacturing industry; (iv) the Company being able to manage anticipated and unanticipated costs; (v) the Company being able to maintain internal controls over financial reporting and disclosure, and procedures; (vi) the Company being able to maintain consumer interest in the Company’s products and services; (vii) the timely receipt of any required regulatory approvals; (viii) the Company’s ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (ix) the Company’s ability to conduct operations in a safe, efficient and effective manner; and (x) government regulation of the Company’s activities will remain the same.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors, which are discussed in greater detail in the “Risk Factors” section of this Prospectus.

Although the Company believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that such expectations will prove to have been correct. The purpose of the forward-looking statements is to provide the reader with a  description of management’s expectations regarding the Company’s performance and may not be appropriate for other purposes. Readers should not place undue reliance on forward-looking statements made herein. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements. Furthermore, unless otherwise stated, the forward-looking statements contained in this Prospectus are made as of the date of this Prospectus, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this Prospectus are expressly qualified by this cautionary statement.

Presentation of Financial Information

The Company presents its financial statements in Canadian dollars. All dollar figures in this Prospectus are in Canadian dollars, unless otherwise indicated. All of the financial data contained in this Prospectus relating to the Company have been prepared in accordance with IFRS.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in British Columbia, Alberta, Manitoba and Ontario (the “Commissions”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Vicinity at 3168, 262nd Street, Aldergrove, British Columbia, V6B 1R4, Telephone: (604) 607-4000 and are also available electronically on SEDAR which can be accessed electronically at www.sedar.com.

The following documents of the Company, which have been filed with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.	the annual information form of the Company dated March 30, 2021 (the “AIF”) for the year ended December 31, 2020;

2.	the audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019 (the “Financial Statements”);

3.	the Management Discussion and Analysis for the financial years ended December 31, 2020 and 2019 (the “MD&As”);

4.	the information circular of the Company dated February 17, 2021 in respect of its special meeting of shareholders held on March 24, 2021 to approve the consolidation of the Company’s issued and outstanding Common Shares on the basis of three pre consolidated Common Shares for one post-consolidated Common Share and the Company’s name change; and

5.	the information circular of the Company dated October 30, 2020 in respect of its annual general and special meeting of shareholders held on December 4, 2020.

Any annual information form, material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management discussion and analysis, any information circulars (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators (“NI 44-101”), are not required to be incorporated by reference herein), any business acquisition reports, any news releases or public communications containing financial information about the Company for a financial period more recent than the periods for which financial statements are incorporated herein by reference, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of an offering under any Prospectus Supplement, shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the securities, will be delivered to prospective purchasers of such securities together with this Prospectus and the applicable Prospectus Supplement and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the securities covered by that Prospectus Supplement.

Upon a new annual information form and related annual financial statements and management’s discussion and analysis being filed by the Company with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statement and all quarterly financial statements and related management’s discussion and analysis, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of securities hereunder.

Upon new interim financial statements and related management’s discussion and analysis of financial condition and results of operations being filed by the Company with the applicable securities regulatory authorities in Canada during the term of this Prospectus, all interim financial statements and related management’s discussion and analysis of financial condition and results of operations filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of securities hereunder.

SUMMARY DESCRIPTION OF BUSINESS

Overview

The Company was incorporated under the Business Corporations Act (British Columbia) on December 4, 2012 under the name “Grande West Transport Group Inc.”. On August 7, 2013, the Company changed its name to “Grande West Transportation Group Inc.”. On March 29, 2021,  the Company changed its name to “Vicinity Motor Corp.” to reflect the Company’s increasing focus on the commercialization of its next-generation electric buses and consolidated its share capital on the basis of three common shares pre-consolidation to one common share post-consolidation.

The Common Shares are publicly traded on the TSXV under the symbol “VMC”, the OTCQX under the symbol “BUSXF” and the FSE under the symbol “6LG”.

The Company conducts its active operations in Canada through its wholly owned operating subsidiary, Grande West Transportation International Ltd. (“GWTI”), which was incorporated on September 2, 2008 under the Business Corporations Act (British Columbia). The Company conducts its active operations in the United States through its wholly owned operating subsidiary, Grande West Transportation USA Inc. (“GWTUSA”), which was incorporated on April 8, 2014 under the laws of the State of Delaware.

As of the date hereof, the Company has two 100% wholly-owned subsidiaries: GWTI and GWTUSA.

The current organization structure of the Company is as follows:

Generel

The Company designs, builds and distributes a full suite of transit buses for public and commercial use, including electric, compressed natural gas, gas, and clean diesel buses (collectively, the “Vicinity Buses”).

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with Vicinity Buses. The Company, with its strong distribution chain in the U.S., is actively pursuing opportunities in public and private transit fleet operations that would benefit from the Company’s vehicles.

The Company has world class strategic partnerships to manufacture the Vicinity Buses in Europe, Asia, Canada, and the United States. The Company is currently completing the construction of an assembly plant in Washington State, a cost-effective location in proximity to the border between Canada and the USA. The Washington State facility will produce buses to be compliant with the “Buy American” Act and is expected to be capable of producing up to 1,000 electric, compressed natural gas, gas and clean diesel units annually across all sizes and powertrains.

In a large and unsaturated market segment, the Company is poised to capture sales growth from both the replacement of cut-away buses and the need for transit fleet to find the appropriate balance of vehicle sizes across Canada and the United States.

Vicinity Buses

General

The Vicinity Buses were born from a need expressed by transit systems looking for a durable, reliable, customer oriented mid-size vehicle at a reasonable price point. The Company designs the Vicinity Buses with affordability, accessibility and global responsibility in mind. The Vicinity Buses cost significantly less than a 40’ bus and are considerably more durable than cut-away buses which are based on a truck chassis.

The flagship Vicinity Bus delivers significant fuel savings, lower upfront costs with low operating costs, and believes that it offers a smoother ride compared to the buses of its competitors. The Vicinity Buses are designed to meet North America’s onerous operating environment, and were tested and ranked “Best in Class” for the mid-sized heavy duty vehicle category in the Federal Transit Administration’s Bus Test Program at Altoona, Pennsylvania.

The Vicinity Buses’ features include:

●	Big bus technology in a compact, affordable platform;
●	Worry-free two-year bumper to bumper warranty;
●	Galvanized steel monocoque structure;
●	Bonded windows;
●	Fiberglass body panels;
●	Cummins engine;
●	ZF, Allison, or Voith transmission;
●	Front entry ramp; and
●	Multiple electronic technical features.

Vicinity LT

The Vicinity LT, a purpose-built true low floor bus, has a monocoque-body with a rear-engine and is available in 26’ and 28’ lengths. The Vicinity LT, powered with an automotive powertrain, has a longer service life than the average competitor’s cutaway bus and addresses accessibility issues for passengers with mobility issues, all while being competitively priced for the market segment.

The Vicinity LT will provide the Company with access to the high-end cutaway bus market segment. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a more robust low floor accessible bus to replace their cutaways.

Vicinity Lightning

The EV version of the Vicinity LT, the Vicinity Lightning, is the Company’s first fully electric bus, and is the newest model in the Company’s bus portfolio. The Vicinity Lightning is an environmentally friendly alternative to diesel vehicles currently used in this segment. The Vicinity Lightning will place the Company in an excellent position to capture market share as the demand for zero emissions buses grows.

The Vicinity Lightning is a low-floor transit bus, scaled down for a diverse range of uses including community shuttles, para-transit, university shuttles and other applications. The Vicinity Lightning is designed from the ground up and purpose-built to use commercially available, high-volume and reliable components from the automotive industry. It features 19.5” tires and hydraulic disc brakes, high-power AC direct on-board charging and DC fast charging options. Its design allows it to fit into any standard transit garage with no major infrastructural electrical upgrades.

The Vicinity Lightning will use proven zero emission technology to support a cleaner and more sustainable planet and community prosperity. The size and design of the bus provides maximum versatility to support multiple transportation applications utilizing high quality, proven and commercially available technology and industry standardized charging solutions. The Vicinity Lightning delivers ease of use without high-cost proprietary technology and charging systems.

The first five Vicinity Lightning bus deliveries are scheduled for 2021 with further additional customer orders expected shortly. The Company currently has 25 Vicinity Lightning EV buses in production to meet near term demand.

Parts Sales

The Company earns additional recurring revenues by selling aftermarket parts. Aftermarket parts sales are expected to continue to increase as the existing Vicinity bus fleet ages and new vehicles are placed into service.

Additional information about the Company’s business is included in the documents incorporated by reference into this Prospectus, which may be found on SEDAR under the Company’s profile at www.sedar.com.

 RECENT DEVELOPMENTS

There have been no material developments in the business of the Company since December 31, 2020, the date of the Company’s most recent financial statements, which have not been disclosed in this Prospectus or the documents incorporated by reference herein, other than as set forth below:

On February 22, 2021, the Company announced that it has entered into a strategic U.S. distribution agreement with ABC Companies, a leading provider of motorcoach and transit equipment in North America. The Company also announced that the State of New Mexico had selected Vicinity buses in a statewide purchasing contract that gives State transit agencies the right to purchase directly from the Company’s diverse bus portfolio. Vehicles for selection will be produced from the Company’s assembly facility in Washington State, which will be capable of producing 1,000 electric, CNG, gas and clean diesel units annually across all sizes and powertrains.

On March 8 2021, the Company announced the hiring of Manuel Achadinha as Chief Operating Officer. For over 25 years, Mr. Achadinha has built a reputation within the transportation industry for his strong work ethic, results-oriented drive and exceptional ability to forge and maintain strategic alliances. Mr. Achadinha was previously President and CEO of BC Transit from 2008 to 2018, where he led the development and implementation of BC Transit’s evolving business strategy. Mr. Achadinha has also held the position of Vice President, Terminal Operations, at BC Ferry Services Inc., where he was responsible for overseeing the operations of 48 terminals along the coast of British Columbia.

On March 25, 2021, the Company announced that it had received a $5 million order for seventeen CNG powered Vicinity buses for delivery in Q4 2021.

On March 25, 2021, the Company announced that the Consolidation and the change of its corporate name to Vicinity Motor Corp. would be completed effective at market open on March 29, 2021.

On March 29, 2021, the Company announced that it had received initial orders for 10 Vicinity Lightning buses from ABC Companies.

RISK FACTORS

An investment in the Company’s securities involves a high degree of risk and must be considered a highly speculative investment due to the nature and present stage of the Company’s business.

You should carefully consider the risks described below, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Prospectus and all documents incorporated by reference. Before deciding to invest in any securities, in addition to considering the risks outlined below, you should also carefully consider the risks contained in the section entitled “Cautionary Note Regarding Forward-Looking Statements” above, the risks outlined in the documents incorporated by reference in this Prospectus, the risks described in any Prospectus Supplement, the risks described in the Company’s historical consolidated financial statements, the related notes thereto and the Annual Information Form. The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, its business, prospects, financial condition, results of operations and cash flows and consequently the price of Vicinity securities could be materially and adversely affected.

The Company is exposed to many types of operational risks

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems or from external events. Operational risk is present in all of the Company’s business activities, and incorporates exposure relating to fiduciary breaches, regulatory compliance failures, legal disputes, business disruption, pandemics, floods, technology failures, processing errors, business integration, damage to physical assets, employee safety and insurance coverage. Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company’s strategic or operational objectives. The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company’s business, financial condition, liquidity and operating results.

The Company depends on limited sources or unique sources of supply

The Company enters into long-term agreements with certain of its suppliers, and typically purchases supplies on an order-by-order basis depending on the material requirements to build customers’ buses. Certain raw materials and components used in the bus manufacturing industries are obtained from a limited group of suppliers. In some cases, there is only a single source of supply of components to the industry, such as engines. The Company’s reliance on a sole supplier, limited groups of suppliers or raw materials and components that may be available in limited supply and purchasing components from suppliers that have been specifically named by customers involves several risks, including increased risk of inability to obtain adequate supplies (due to accidents, strikes, shortage of raw materials or other events affecting a supplier, including a supplier having financial or operational issues or discontinuing to supply a product or a component), costs arising from poor quality of the materials or components supplied, increased risk of being forced to suspend production of certain of its products, and reduced control over pricing and timely delivery. Although the availability, timeliness, quality and pricing of deliveries from the Company’s suppliers have historically been acceptable and although management believes that additional sources of supply for most components and materials should be available on an acceptable basis, there are no assurances that this dependence on a sole supplier or a limited group of suppliers or on certain raw materials and components that may be available in limited supply will not have a materially adverse effect on the Company’s business, financial condition, liquidity and operating results.

The Company’s profitability can be adversely affected by increases in raw material and component costs

Raw materials and components represent a significant majority of the Company’s production cost structure. The Company’s operating results may be affected by the cost of carbon and stainless steel, aluminum, copper, resins and oil-based products that are the primary raw material and component inputs for its products. Although certain raw material and component prices may be fixed on a quarterly basis, or for longer periods if possible, if raw material or component prices increase significantly, there may be a resulting increase in the Company’s supply costs and it may not be able to pass on these higher costs to its customers.

Increases in the prices paid for raw materials and components that are not recoverable by the Company, particularly in situations where prices under multi-year bus purchase contracts have been quoted to customers as firm and fixed, could materially adversely affect the Company’s profit margins and impair the Company’s ability to compete. These matters could have a material adverse effect on the Company’s business, financial condition, liquidity and operating results.

Catastrophic events may lead to production curtailments or shutdowns

The Company’s facilities are subject to the risk of catastrophic loss due to unanticipated events such as floods, fires, pandemics, explosions or violent weather conditions. Unexpected interruptions in the Company’s production capabilities would adversely affect its productivity and results of operations. As a means of guarding against these measures, contracts contain force majeure provisions wherever possible. Some customer contracts do not have force majeure provisions and if there are unexpected interruptions or long-term disruptions to the production and delivery of transit buses due to catastrophic losses or unanticipated events, liquidated damages payable to customers may be significant. Moreover, any interruption in production capability may require the Company to make significant capital expenditures to remedy the problem, which would reduce the amount of cash available for its operations. The Company’s insurance may not cover its losses. In addition, longer-term business disruption could harm the Company’s reputation and result in a loss of customers. The occurrence of any of these events could materially adversely affect the Company’s business, financial condition, liquidity and operating results.

The Company’s operations are subject to risks and hazards that may result in monetary losses and liabilities not covered by insurance or which exceed its insurance coverage

The Company’s business is generally subject to a number of risks and hazards, including pollution and other environmental risks and changes in the regulatory environment. Although the Company maintains general liability insurance and property and business interruption insurance, because of the nature of its industry hazards, it is possible that liabilities for occurrences such as pollution and other environmental risks, property and equipment damage or injury or loss of life arising from a major or unforeseen occurrence may not be covered by the Company’s insurance policies or could exceed insurance coverages or policy limits. Any significant losses which are not  adequately covered by insurance could materially adversely affect the Company’s business, financial condition, liquidity and operating results.

The Company may be adversely affected by rising insurance costs

The Company’s cost of maintaining liability, personal injury, property damage, workers’ compensation and other types of insurance is significant. The Company could experience materially higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to its own claims experience. Generally, the Company’s insurance policies must be renewed annually. The Company’s ability to continue to obtain insurance at affordable premiums and reasonable deductibles or self-insured retentions also depends upon its ability to continue to operate with an acceptable safety record and claims history. A significant increase in the number or value of claims against the Company, the assertion of one or more claims in excess of its policy limits or the inability to obtain adequate insurance coverage for reasonable premiums, with reasonable deductibles or self-insured retentions or at acceptable levels, or at all, could have a material adverse effect on the Company’s business, financial condition, liquidity and operating results.

The Company is subject to litigation in the ordinary course of business and may incur material losses and costs as a result of product liability claims

In the ordinary course of business, the Company is subject to various claims and litigation. Any such claims, whether with or without merit, could be time consuming and expensive to defend and could divert management’s attention and resources. In addition, the Company faces an inherent risk of exposure to product liability claims if the use of its products result, or are alleged to result, in personal injury and/or property damage. If the Company manufactures a defective product or if component failures or component fires result in damages that are not covered by warranty provisions, it may experience material product liability losses in the future. In addition, the Company may incur significant costs to defend product liability claims. The Company could also incur damages and significant costs in correcting any defects, lose sales and suffer damage to its reputation. The Company’s product liability insurance coverage may not be adequate for any liabilities it could incur and may not continue to be available on terms acceptable to it. The Company may elect not to obtain insurance if it believes that the cost of available insurance is excessive relative to the risks presented. If any significant accident, judgment, claim or other event is not fully insured or indemnified against, it could have a material adverse effect on the Company’s business, financial condition, liquidity and operating results. Moreover, the adverse publicity that may result from a product liability claim or perceived or actual defect with the Company’s products could have a material adverse effect on the Company’s ability to successfully market and sell its products.

Due to the worldwide COVID-19 outbreak, material uncertainties may come into existence that could materially and adversely affect the business of the Company

Due to the worldwide COVID-19 outbreak, material uncertainties may come into existence that could materially and adversely affect the business of the Company. The Company cannot accurately predict the future impact COVID-19 may have on, among others, the financial ability of the Company’s customers to purchase the Company’s buses, the Company’s suppliers ability to deliver products used in the manufacture of the Company’s buses, if at all, in the Company’s employees’ ability to manufacture the Company’s buses and to carry out their other duties in order to sustain the Company’s business, and in the Company’s ability to collect certain receivables owing to the Company.

Despite global vaccination efforts, it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in the future.

Developments in alternative technologies may materially adversely affect the demand for the Company’s vehicles

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect the Company’s business and prospects in ways the Company does not currently anticipate. Any failure by the Company to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay the Company’s development and introduction of new and enhanced vehicles, which could result in the loss of competitiveness of the Company’s vehicles, decreased revenue and a loss of market share to competitors.

If the Company is unable to keep up with advances in electric vehicle technology, the Company may suffer a decline in its competitive position

The Company may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in its competitive position. Any failure to keep up with advances in electric vehicle technology would result in a decline in the Company’s competitive position which would materially and adversely affect the business, prospects, operating results and financial condition of the Company. The Company’s research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change, the Company plans to upgrade or adapt its vehicles and introduce new models to continue to provide vehicles with the latest technology. However, the Company’s vehicles may not compete effectively with alternative vehicles if the Company is not able to source and integrate the latest technology into its vehicles at a competitive price.

The Company may need to defend itself against intellectual property infringement claims, which may be time consuming and could cause us to incur substantial costs.

Others, including the Company’s competitors, may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with the Company’s ability to make, use, develop, sell or market its products and services, which could make it more difficult for the Company to operate its business. From time to time, the holders of such intellectual property rights may assert their rights and urge the Company to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. The Company may consider the entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase the Company’s operating expenses. In addition, if the Company is determined to have infringed upon a third party’s intellectual property rights, it may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services the Company offers, to pay substantial damages and/or license royalties, to redesign its products and services, and/or to establish and maintain alternative branding for its products and services. In the event that the Company is required to take one or more such actions, the Company’s business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

The Company depends on certain key personnel, and the success of the Company will depend on the Company’s continued ability to retain and attract such qualified personnel

The Company’s success depends on the efforts, abilities and continued service of its executive officers and management. A number of these key employees have significant experience in the transit and electric vehicle industry, and valuable relationships with the Company’s suppliers, customers, and other industry participants. A loss of service from any one of these individuals may adversely affect the Company’s operations, and the Company may have difficulty or may be unable to locate and hire a suitable replacement.

The Company is subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on the Company’s business and operating results

The company is subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws, regulations or requirements could have a material adverse effect on the Company and its operating results.

The Company’s vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on the Company’s business and operating results

All vehicles sold by the Company must comply with federal, state and provincial motor vehicle safety standards. In both Canada and the United States, vehicles that meet or exceed all federally mandated safety standards are certified under federal regulations. In this regard, Canadian and U.S. motor vehicle safety standards are substantially the same. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by the Company to have its current or future vehicles satisfy motor vehicle standards would have a material adverse effect on the Company’s business and operating results.

If the Company’s vehicles fail to perform as expected, the Company’s ability to continue to develop, market and sell its vehicles could be harmed

The Company’s vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While the Company has performed extensive testing of its vehicles, the Company currently has a limited frame of reference to evaluate the performance of its vehicles in the hands of its customers under a range of operating conditions.

If the Company fails to manage future growth effectively, the Company may not be able to market and sell its vehicles successfully

Any failure to manage the Company’s growth effectively could materially and adversely affect the business, prospects, operating results and financial condition of the Company. The Company is expecting significant growth in sales, and are currently expanding its employees, facilities and infrastructure in order to accommodate this growth.

The Company’s future operating results depend to a large extent on its ability to manage this expansion and growth successfully. Risks that the Company faces in undertaking this expansion include:

●	training new personnel;
●	forecasting production and revenue;
●	controlling expenses and investments in anticipation of expanded operations;
●	establishing or expanding manufacturing, sales and service facilities;
●	implementing and enhancing administrative infrastructure, systems and processes; and
●	addressing new markets.

The Company intends to continue to hire a number of additional personnel. There is significant competition for individuals with experience manufacturing and servicing vehicles, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could harm the Company’s business and prospects.

The Company’s business may be adversely affected by labour and union activities

Today none of our employees are currently represented by a labour union, however, the Company is directly and indirectly dependent upon other companies with unionized work forces, such as parts suppliers, and work stoppages or strikes organized by such unions could have a material adverse impact on the Company’s business, financial condition or operating results. If a work stoppage occurs within the Company’s business or in one of its key suppliers, it could delay the manufacture and sale of the Company’s vehicles and have a material adverse effect on the business, prospects, operating results and financial condition of the Company.

The Company’s credit facility contains covenant restrictions that may limit its ability to access funds on the credit facility or engage in other commercial activities

The terms of the Company’s credit facility contains, and future debt agreements the Company enters into may contain, covenant restrictions that limit the Company’s ability to incur additional debt or issue guarantees, create liens, and make certain dispositions of property or assets. As a result of these covenants, the Company’s ability to respond to changes in business and economic conditions and engage in beneficial transactions, including obtaining additional financing as needed, may be restricted. Furthermore, the Company’s failure to comply with its debt covenants could result in a default under its credit facility, which would permit the lender to demand repayment.

It may be difficult for non-Canadian investors to obtain and enforce judgments against the Company because of its Canadian incorporation and presence

The Company exists under the laws of British Columbia, Canada. Some of the Company’s directors and officers, and the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. Consequently, it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon the Company’s directors and officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against the Company or its directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or (ii) would enforce, in original actions, liabilities against the Company or its directors, officers or experts predicated upon the United States federal securities laws or any such state securities or “blue sky” laws.

The Company’s shareholders may experience dilution in the future

The Company is authorized to issue an unlimited number of Common Shares. The Board has the authority to cause the Company to issue additional Common Shares without the consent of the Company’s shareholders. The issuance of any such securities may result in a reduction of the book value or market price of the Common Shares. Given the fact that the Company operates in a capital-intensive industry with significant working capital requirements, the Company may be required to issue additional common equity or securities that are dilutive to existing Common Shares in the future in order to continue its operations. The Company’s efforts to fund its intended business plan may result in dilution to existing shareholders. Further, any such issuances could result in a change of control or a reduction in the market price for our common shares.

The market price of the Common Shares may be volatile and may fluctuate in a way that is disproportionate to the Company’s operating performance

The Common Shares are listed on the TSXV. Trading of shares on the TSXV is often characterized by wide fluctuations in trading prices, due to many factors that may have little to do with the Company’s operations or business prospects.

The price of the Common Shares has fluctuated significantly. This volatility could depress the market price of the Common Shares for reasons unrelated to operating performance. The market price of the Common Shares could decline due to the impact of any of the following factors upon the market price of our Common Shares:

●	sales or potential sales of substantial amounts of the Common Shares;
●	announcements about the Company or the Company’s competitors;
●	litigation and other developments relating to the Company or those of our suppliers;
●	conditions in the automobile industry;
●	governmental regulation and legislation;
●	variations in the Company’s anticipated or actual operating results;
●	change in securities analysts’ estimates of the Company’s performance, or our failure to meet analysts’ expectations;
●	change in general economic conditions or trends;
●	changes in capital market conditions or in the level of interest rates; and
●	investor perception of the Company’s industry or prospects.

Many of these factors are beyond the Company’s control. The stock markets in general, and the market price of common shares of vehicle companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could reduce the market price of the Common Shares, regardless of our actual operating performance.

A prolonged and substantial decline in the price of the Common Shares could affect the Company’s ability to raise further working capital, thereby adversely impacting the Company’s ability to continue operations

A prolonged and substantial decline in the price of the Common Shares could result in a reduction in the liquidity of the Common Shares and a reduction in the Company’s ability to raise capital. Because the Company plans to acquire a significant portion of the funds it needs in order to conduct its planned operations through the sale of equity securities, a decline in the price of the Common Shares could be detrimental to the Company’s liquidity and its operations because the decline may cause investors not to choose to invest in the Common Shares. If the Company is unable to raise the funds it requires for all its planned operations and to meet its existing and future financial obligations, the Company may be forced to reallocate funds from other planned uses and may suffer a significant negative effect on its business plan and operations, including its ability to develop new products and continue its current operations.

Access to Capital

In executing its business plan, the Company makes, and will continue to make, substantial investments and other expenditures related to acquisitions, research and development and marketing initiatives. The Company has financed these expenditures through offerings of its equity securities and debt financing. The Company will have further capital requirements and other expenditures as it proceeds to expand its business or take advantage of opportunities for acquisitions or other business opportunities that may be presented to it. The Company may incur major unanticipated liabilities or expenses. It can provide no assurance that it will be able to obtain financing to meet its growth needs.

Estimates or Judgments Relating to Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, as provided in the notes to its financial statements, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. The Company’s operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause the Company’s operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the share price of the Company. Significant assumptions and estimates used in preparing the financial statements include those related to the credit quality of accounts receivable, income tax credits receivable, share based payments, impairment of non-financial assets, fair value of biological assets, as well as revenue and cost recognition.

No History of Payment of Cash Dividends

The Company has never declared or paid cash dividends on the Common Shares. The Company intends to retain future earnings to finance the operation, development and expansion of the business. The Company does not anticipate paying cash dividends on the Common Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the board of directors of the Company (the “Board of Directors”) and will depend on the Company’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that the Board of Directors considers relevant.

Increased Regulatory and Compliance Costs

Legal, accounting, and other expenses associated with public company reporting requirements are generally increasing annually. The Company anticipates that costs may continue to increase  with corporate governance related requirements, including, without limitation, requirements under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, National Instrument 52-110 – Audit Committees, and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.

Analyst Coverage

The trading market for the Common Shares will, to some extent, depend on the research and reports that securities or industry analysts publish about the Company or its business. The Company will not have any control over these analysts. If one or more of the analysts who covers the Company should downgrade the Common Shares or change their opinion of the Company’s business prospects, the share price of the Common Shares would likely decline. If one or more of these analysts ceases coverage of the Company or fails to regularly publish reports on the Company, the Company could lose visibility in the financial markets, which could cause the share price or trading volume to decline.

Tax Uncertainty

Tax rates and methods of calculating tax in jurisdictions related to the Company’s business may be subject to changes. The Company’s interpretation of taxation law where it operates and as applied to its transactions and activities may be different than that of applicable tax authorities. As a result, tax treatment of certain operation, action or transactions may be challenged and reassessed by applicable tax authorities, which could result in adverse tax consequences for the Company, including additional taxes, penalties, interest and may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.

Discretion in the Use of Net Proceeds

The Company intends to allocate the net proceeds it will receive from an offering as described under “Use of Proceeds” in this Prospectus and the applicable Prospectus Supplement, however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in “Use of Proceeds” in this Prospectus and the applicable Prospectus Supplement if the Company believes it would be in the Company’s best interests to do so. The Company’s investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

Absence of Public Market for Certain Securities

There is no public market for the warrants, subscription receipts, units and securities debt, and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of the warrants, subscription receipts, units or securities debt on any securities exchanges. If the warrants, subscription receipts units or securities debt are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and its financial condition. There can be no assurance as to the liquidity of the trading market for the warrants, subscription receipts, units or securities debt, or that a trading market for these securities will develop at all.

There is no guarantee that the securities will earn any positive return in the short term or long term.

A holding of securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

The debt securities may be unsecured and will rank equally in right of payment with all of our other future unsecured debt.

The debt securities may be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The debt securities may be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities.

In addition, the collateral, if any, and all proceeds therefrom, securing any debt securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds of any offering of securities under a Prospectus Supplement will be used for general corporate purposes, including new product development and certifications, new product demonstration models, expansion of production capacity and general working capital. More detailed information regarding the use of proceeds from a sale of securities will be included in the applicable Prospectus Supplement.

All expenses relating to an offering of securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

PRIOR SALES

The following table sets forth details of the price at which securities have been issued or are to be issued by the Company, the number of securities issued at that price and the date on which the securities were issued during the 12-month period prior to the date of this Prospectus (all on a pre-Consolidation basis):

Issue Date	Number of Securities(1)	Type of Security	Issue Price per Security	Aggregate Issue Price	Nature of consideration
March 29, 2021	52,724	Common Shares	$1.50	$79,086	Warrant Exercise
March 24, 2021	2,500	Common Shares	$1.50	$3,750	Warrant Exercise
March 22, 2021	30,000	Common Shares	$1.50	$45,000	Warrant Exercise
March 19, 2021	14,400	Common Shares	$1.50	$21,600	Warrant Exercise
March 18, 2021	17,700	Common Shares	$1.50	$26,550	Warrant Exercise
March 18, 2021	750,000	Common Shares	$0.38	$285,000	Warrant Exercise
March 17, 2021	3,750	Common Shares	$1.50	$5,625	Warrant Exercise
March 10, 2021	300,000	Common Shares	$0.38	$114,000	Warrant Exercise
March 10, 2021	25,000	Common Shares	$1.50	$37,500	Warrant Exercise
March 8, 2021	300,000	Options(2)	n/a	n/a	Option Award to Officer
March 8, 2021	50,000	Common Shares	$0.52	$26,000	Option Exercise
March 3, 2021	6,500	Common Shares	$1.50	49,750	Warrant Exercise
March 1, 2021	100,000	Common Shares	$0.58	$58,000	Option Exercise
February 22, 2021	62,500	Common Shares	$1.50	$93,750	Warrant Exercise
February 2, 2021	15,000	Common Shares	$1.44	$21,600	Option Exercise
February 1, 2021	125,000	Options(3)	n/a	n/a	Investor Relations
January 28, 2021	50,000	Common Shares	$0.78	$39,000	Option Exercise

Issue Date	Number of Securities(1)	Type of Security	Issue Price per Security	Aggregate Issue Price	Nature of consideration
January 27, 2021	15,000	Common Shares	$1.44	$21,600	Option Exercise
January 20, 2021	25,000	Common Shares	$0.50	$12,500	Option Exercise
January 20, 2021	150,000	Common Shares	$0.58	$87,000	Option Exercise
January 15, 2021	50,000	Common Shares	$0.78	$39,000	Option Exercise
January 12, 2021	25,000	Common Shares	$0.40	$10,000	Option Exercise
January 12, 2021	200,000	Common Shares	$0.80	$160,000	Option Exercise
January 12, 2021	1,000,000	Options(4)	n/a	n/a	External Consulting Fees
January 12, 2021	15,000	Common Shares	$0.78	$11,700	Option Exercise
January 7, 2021	10,000	Common Shares	$0.50	$5,000	Option Exercise
December 31, 2020	14,004	Deferred Share Units(5)	n/a	n/a	Director’s Fees
December 29, 2020	10,000	Common Shares	$0.78	$7,800	Option Exercise
December 1, 2020	15,000	Common Shares	$1.44	$21,600	Option Exercise
November 26, 2020	250,000	Common Shares	$0.75	$187,500	Option Exercise
November 25, 2020	200,000	Common Shares	$0.80	$160,000	Option Exercise
November 23, 2020	200,000	Options(6)	n/a	n/a	Option Award to Certain Directors
November 20, 2020	843,000	Units(7)	$1.00	$843,000	Cash
November 20, 2021	422,880	Finder Warrants(8)	n/a	n/a	Finder Services

Issue Date	Number of Securities(1)	Type of Security	Issue Price per Security	Aggregate Issue Price	Nature of consideration
November 17, 2020	7,816,118	Units(7)	$1.00	$7,816,118	Cash
October 28, 2020	50,000	Common Shares	$0.52	$26,000	Option Exercise
October 23, 2020	28,580	Deferred Share Units(4)	n/a	n/a	Director’s Fees
October 8, 2020	400,000	Options(9)	n/a	n/a	External Consulting Fees
September 30, 2020	300,000	Common Shares	$0.67 (deemed)	n/a	Director’s Fees
September 21, 2020	200,000	Options(10)	n/a	n/a	Investor Relations
September 21, 2020	300,000	Restricted Share Units(11)	n/a	n/a	Employment Incentive to Certain Officers
September 21, 2020	134,465	Deferred Share Units(4)	n/a	n/a	Director’s Fees
May 26, 2020	100,000	Options(12)	n/a	n/a	Employment Incentive to an Officer
May 20, 2020	150,000	Options(13)	n/a	n/a	Employment Incentive to Certain Officers

Notes:

(1)	Presented on a pre-Consolidation basis.
(2)	Each five year option is exercisable at a price of $2.40 per Common Share. 1/6 of these options will vest every six months over three years.
(3)	Each five year option is exercisable at a price of $3.12 per Common Share. These options vest in 5 increments over one year.
(4)	Each five year option is exercisable at a price of $2.17 per Common Share. These options vested on the date of issuance.
(5)	Directors have the option of being compensated with DSUs rather than cash. Each DSU will vest into one Common Share upon retirement from the Company.
(6)	Each five year option is exercisable at a price of $2.17 per Common Share. These options vested on the date of issuance.
(7)	Each unit (“Unit”) is comprised of one Common Share and one-half of one common share purchase warrant, each whole common share purchase warrant entitling the holder thereof to acquire one Common Share for a period of two (2) years from the date of issuance thereof at a price of $1.50 per Common Share. In circumstances where the closing trading price of the Company’s Common Shares is greater than $1.75 per share for a period of 20 consecutive trading days, the Company may give notice accelerating the expiry date and the share purchase warrants will expire 30 days thereafter.

(8)	Finders’ warrants issued in connection with the Company’s November 2020 private placement of Units. Each finders’ warrant is exercisable at a price of $1.50 for a period of two years, subject to certain acceleration provisions.
(9)	Each five year option is exercisable at a price of $0.80 per Common Share. These options vested on at the date of issuance.
(10)	Each two year option is exercisable at a price of $0.475 per Common Share. 1/4 of these options will vest every four months over a one year period.
(11)	Each RSU will vest into common shares upon the achievement of certain individual performance milestones.
(12)	Each five year option is exercisable at a price of $0.40 per Common Share. 1/6 of these options will vest every six months over three years.
(13)	Each five year option is exercisable at a price of $0.40 per Common Share. 1/2 of these options every six months over one year.

TRADING PRICE AND VOLUME

Trading Price and Volume

The Common Shares are listed on the TSXV under the symbol “VMC”, the OTCQX under the symbol “BUSXF” and the FSE under the symbol “6LG”. On April 1, 2021, the last trading day before the date of this Prospectus, the closing price of the Common Shares on the TSX-V was $8.00. The following tables sets forth information relating to the trading of the Common Shares on the TSXV for the dates indicated (pre-Consolidation and post-Consolidation).

TSXV Price Range(1)
Month	High	Low	Total Volume
April 1, 2021	8.00	7.60	114,180
March 29 – 31, 2021	7.94	7.27	203,269

Notes:

(1) Presented on a post-Consolidation basis.

TSXV Price Range(1)
Month	High	Low	Total Volume
March 1 – 26, 2021	3.2	2.08	8,933,594
February 2021	4.00	2.81	10,596,680
January 2021	4.59	1.61	27,694,885
December 2020	1.93	1.41	7,669,284
November 2020	2.14	1.05	18,584,336
October 2020	1.29	0.65	7,350,619

September 2020	0.79	0.38	5,908,164
August 2020	0.43	0.30	1,197,481
July 2020	0.395	0.285	720,543
June 2020	0.4	0.25	1,253,343
May 2020	0.295	0.24	518,752
April 2020	0.33	0.24	697,209
March 2020	0.455	0.23	2,323,382

Notes:

(1) Presented on a pre-Consolidation basis. Prior to the Consolidation, the Common Shares were trading on the TSXV under the symbol “BUS”.

DIVIDEND POLICY

The Company has not declared or paid dividends since incorporation and has no present intention to declare or pay any dividends in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings. Any decision to declare or pay dividends will be made by the Company’s Board of Directors based upon the Company’s earnings, financial requirements and other conditions existing at such future time.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of securities pursuant to such Prospectus Supplement.

There has not been any material change in the share and loan capital of the Company, on a consolidated basis, since December 31, 2020, being the date of the Company’s financial statements most recently filed in accordance with National Instrument 51-102 – Continuous Disclosure Obligations, which are incorporated by reference in this Prospectus.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The Company’s authorized capital consists of an unlimited number of Common Shares without par value.

Common Shares

As at the date hereof, the Company’s authorized capital consists of an unlimited number of Common Shares of which 29,279,028 Common Shares are issued and outstanding on a post Consolidation basis (subject to fractional rounding).

The holders of Common Shares are entitled to dividends, if, as and when declared by the Board of Directors, to receive notice of and attend all meetings of shareholders, to one vote per common share at such meetings and, upon liquidation, to ratably receive such assets of the Company as are distributable to the holders of the Common Shares. There are no conversion or exchange rights attaching to the Common Shares, nor are there any sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or any other material restrictions, nor are there any provisions requiring a shareholder to contribute additional capital. All Common Shares are fully paid and non-assessable.

Stock Options

As at the date of this Prospectus, the Company had 1,413,323 Options outstanding on a post Consolidation basis.

Warrants

As at the date of this Prospectus, the Company had 1,512,415 common share purchase warrants outstanding on a post-Consolidation basis.

DESCRIPTION OF SECURITIES OFFERED UNDER THIS PROSPECTUS

The Company may offer common shares, warrants, subscription receipts, units or debt securities with a total value of up to $150,000,000 from time to time under this Prospectus, together with any applicable Prospectus Supplement, at prices and on terms to be determined by market conditions at the time of offering. This Prospectus provides you with a general description of the securities the Company may offer. Each time the Company offers securities, it will provide a Prospectus Supplement that will describe the specific amounts, prices and other important terms of the securities, including, to the extent applicable:

●	designation or classification;

●	aggregate offering price;

●	original issue discount, if any;

●	rates and times of payment of dividends, if any;

●	redemption, conversion or exchange terms, if any;

●	conversion or exchange prices, if any, and, if applicable, any provisions for changes to or adjustments in the conversion or exchange prices and in the securities or other property receivable upon conversion or exchange;

●	restrictive covenants, if any;

●	voting or other rights, if any; and

●	important Canadian federal income tax considerations.

A Prospectus Supplement may also add, update or change information contained in this Prospectus or in documents the Company has incorporated by reference. However, no Prospectus Supplement will offer a security that is not described in this Prospectus.

Description of Common Shares

The Company may offer Common Shares, which the Company may issue independently or together with warrants or subscription receipts, and the Common Shares may be separate from or attached to such securities. All of the Company’s Common Shares have equal voting rights, and none of the Common Shares are subject to any further call or assessment. There are no special rights or restrictions of any nature attaching to any of the Common Shares and they all rank pari passu each with the other as to all benefits which might accrue to the holders of the Common Shares. The Common Shares are not convertible into shares of any other class and are not redeemable or retractable.

Description of Warrants

Warrants may be offered separately or together with other securities, as the case may be. Each series of warrants will be issued under a separate warrant indenture to be entered into between the Company and one or more banks or trust companies acting as warrant agent. The applicable Prospectus Supplement will include details of the terms and conditions of the warrants being offered. The warrant agent will act solely as the Company’s agent and will not assume a relationship of agency with any holders of warrant certificates or beneficial owners of warrants.

The particular terms of each issue of warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

●	the designation and aggregate number of warrants;

●	the price at which the warrants will be offered;

●	the currency or currencies in which the warrants will be offered;

●	whether the warrants will be listed on the TSXV;

●	the designation and terms of the Common Shares purchasable upon exercise of the warrants;

●	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

●	the number of Common Shares that may be purchased upon exercise of each warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each warrant;

●	the designation and terms of any securities with which the warrants will be offered, if any, and the number of the warrants that will be offered with each security;

●	the date or dates, if any, on or after which the warrants and the related securities will be transferable separately;

●	whether the warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

●	material Canadian tax consequences of owning the warrants; and

●	any other material terms or conditions of the warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of Common Shares issuable upon exercise of the warrants.

The Company reserves the right to set forth in a Prospectus Supplement specific terms of the warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such warrants.

Description of Subscription Receipts

The Company may issue subscription receipts, which will entitle holders to receive upon satisfaction of certain release conditions and for no additional consideration, Common Shares, warrants or a combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”), which will establish the terms and conditions of the subscription receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. In Canada, the Company will file on SEDAR a copy of any Subscription Receipt Agreement after the Company has entered into it.

The following description sets forth certain general terms and provisions of subscription receipts and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement. The Company urges you to read the applicable Prospectus Supplement related to the particular subscription receipts that the Company sells under this Prospectus, as well as the complete Subscription Receipt Agreement.

The Prospectus Supplement and the Subscription Receipt Agreement for any subscription receipts the Company offers will describe the specific terms of the subscription receipts and may include, but are not limited to, any of the following:

●	the designation and aggregate number of subscription receipts offered;

●	the price at which the subscription receipts will be offered;

●	the currency or currencies in which the subscription receipts will be offered;

●	the designation, number and terms of the Common Shares, warrants or combination thereof to be received by holders of subscription receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

●	the conditions (the “Release Conditions”) that must be met in order for holders of subscription receipts to receive for no additional consideration Common Shares, warrants or a combination thereof;

●	the procedures for the issuance and delivery of Common Shares, warrants or a combination thereof to holders of subscription receipts upon satisfaction of the Release Conditions;

●	whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants or a combination thereof upon satisfaction of the Release Conditions (e.g., an amount equal to dividends declared on Common Shares by the Company to holders of record during the period from the date of issuance of the subscription receipts to the date of issuance of any Common Shares pursuant to the terms of the Subscription Receipt Agreement);

●	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

●	the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, warrants or a combination thereof pending satisfaction of the Release Conditions;

●	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

●	if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the subscription receipts;

●	procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price for their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

●	any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event this Prospectus, the Prospectus Supplement under which subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

●	any entitlement of the Company to purchase the subscription receipts in the open market by private agreement or otherwise;

●	whether the Company will issue the subscription receipts as global securities and, if so, the identity of the depositary for the global securities;

●	whether the Company will issue the subscription receipts as bearer securities, registered securities or both;

●	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the subscription receipts;

●	the identity of the Escrow Agent;

●	whether the subscription receipts will be listed on any exchange;

●	material Canadian federal tax consequences of owning the subscription receipts; and

●	any other terms of the subscription receipts.

The holders of subscription receipts will not be shareholders of the Company. Holders of subscription receipts are entitled only to receive Common Shares, warrants or a combination thereof on exchange of their subscription receipts, plus any cash payments provided for under the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, the holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

The Company reserves the right to set forth in a Prospectus Supplement specific terms of the subscription receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the subscription receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such subscription receipts.

Description of Units

The Company may issue units comprised of one or more of the other securities described in this Prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement, if any, under which a unit is issued may provide that the securities comprising the unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of each issue of units will be described in the related Prospectus Supplement. This description will include, where applicable:

	●	the designation and aggregate number of units offered;

	●	the price at which the units will be offered;

	●	if other than Canadian dollars, the currency or currency unit in which the units are denominated;

	●	the terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

	●	the number of securities that may be purchased upon exercise of each unit and the price at which and currency or currency unit in which that amount of securities may be purchased upon exercise of each unit;

.	●	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

	●	any other material terms, conditions and rights (or limitations on such rights) of the units.

The Company reserves the right to set forth in a Prospectus Supplement specific terms of the units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such units.

Description of Debt Securities

The debt securities will be issued under one or more indentures, in each case between the Company and a trustee determined by the Company in accordance with applicable laws. A copy of any such trust indenture will be available on SEDAR at www.sedar.com.

The debt securities will be direct obligations of the Company and may be guaranteed by one or more subsidiaries of the Company. The debt securities may be senior or subordinated indebtedness of the Company and may be secured or unsecured, all as will be described in the relevant Prospectus Supplement.

The Prospectus Supplement relating to any debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

(a)	the designation of the debt securities;

(b)	any limit upon the aggregate principal amount of the debt securities;

(c)	the date or dates on which the principal and any premium of the series of the debt securities is payable;

(d)	the rate or rates at which the series of the debt securities shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(e)	the authorized denominations of the debt securities;

(f)	the right, if any, of the Company to redeem the series of the debt securities, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, the series of the debt securities may be so redeemed, pursuant to any sinking fund or otherwise;

(g)	the obligation, if any, of the Company to redeem, purchase or repay the series of the debt securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, the series of the Debt Securities shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(h)	whether and under what circumstances the series of the debt securities will be convertible into or exchangeable for securities of the Company;

(i)	any terms for subordination of the debt securities;

(j)	whether the debt securities will be secured by any assets or guaranteed by any subsidiaries of the Company;

(k)	any events of default or covenants with respect to the debt securities;

(l)	the currency or currencies in which the series of the debt securities are issuable;

(m)	any trustees, depositaries, authenticating or paying agents, transfer agents or registrars or any other agent with respect to the series of the debt securities; and

(n)	any other material terms and conditions of the series of the debt securities.

If any debt securities being offered will be guaranteed by one or more subsidiaries of the Company, (a) the Prospectus Supplement relating to such offering will include the credit supporter disclosure about the guarantors required by section 12.1 of Form 44-101F1 or, if applicable, will disclose that the Company is relying on an exemption in item 13 of Form 44-101F1 from providing such credit supporter disclosure, and (b) the Company will file with the Prospectus Supplement relating to such offering any undertaking in respect of credit supporter disclosure required by paragraph 4.2(a)(ix) of NI 44-101, which undertaking may be to provide disclosure in respect of the Company and its subsidiaries similar to the disclosure required under section 12.1 of Form 44-101F1.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided in the applicable Prospectus Supplement(s) with respect to any issuance and sale of debt securities pursuant to this Prospectus.

DENOMINATIONS, REGISTRATION AND TRANSFER

The securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement. Other than in the case of book-entry only securities, securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the securities, but we may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of securities, we may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry only securities, a global certificate or certificates representing the securities will be held by a designated depository for its participants. The securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the securities. The interests of such holders of securities will be represented by entries in the records maintained by the participants. Holders of securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the securities are purchased in accordance with the practices and procedures of that participant.

PLAN OF DISTRIBUTION

The Company may sell the securities to or through underwriters or dealers, and also may sell securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the securities and the proceeds to the Company from the sale of the securities. Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the securities offered thereby.

The securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions deemed to be “at the market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSXV or other existing markets for the securities. Additionally, this Prospectus and any Prospectus Supplement may also cover the initial resale of the securities purchased pursuant thereto. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

In connection with any offering of securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Unless otherwise specified in a Prospectus Supplement, there is no market through which the Company’s warrants, units, subscription receipts, or debt securities may be sold and you may not be able to resell any such securities purchased under this Prospectus or any Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the securities (excluding any Common Shares) will not be listed on any securities exchange. This may affect the pricing of such securities on the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”.

In connection with the sale of securities, underwriters, dealers and agents may receive compensation from the Company or from purchasers of the securities from whom they may act as agents in the form of discounts, concessions or commissions. Any such commissions will be paid out of the Company’s general funds. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

Underwriters, dealers and agents who participate in the distribution of the securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

CERTAIN INCOME TAX CONSIDERATIONS

Owning or holding any of the Company’s securities may subject you to tax consequences in Canada and elsewhere.

Although the applicable Prospectus Supplement may describe certain Canadian federal income tax consequences of the acquisition, ownership and disposition of any securities offered under this Prospectus by an initial investor, the Prospectus Supplement may not describe these tax consequences fully. You should consult your own tax advisor with respect to your particular circumstances.

AUDITOR AND REGISTRAR AND TRANSFER AGENT

The external auditors of the Company are PricewaterhouseCoopers LLP, located at 1400 - 250 Howe Street, Vancouver, British Columbia, V6C 3S7.

The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

LEGAL MATTERS AND INTERESTS OF EXPERTS

Unless otherwise specified in the Prospectus Supplement relating to an offering and sale of securities, certain legal matters relating to such offering and sale of securities will be passed upon on behalf of the Company by Miller Thomson LLP with respect to matters of Canadian law. In addition, certain legal matters in connection with an offering and sale of securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of such offering and sale by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law. As at the date hereof, the partners and associates of Miller Thomson LLP, as a group, own less than 1% of the outstanding securities of the Company.

The financial statements have been audited by PricewaterhouseCoopers LLP, as set forth in their audit reports. PricewaterhouseCoopers LLP is the independent auditor of the Company and is independent within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

The following persons reside outside of Canada or, in the case of companies, are incorporated, continued or otherwise organized under the laws of a foreign jurisdiction and each has appointed an agent listed below, if applicable, for service of process in Canada:

Name of Person	Name and Address of Agent
Andrew Imanse Director	Miller Thomson LLP Suite 400 - 725 Granville Street Vancouver, BC V7Y 1G5

Name of Person	Name and Address of Agent
Christopher Strong Director	Miller Thomson LLP Suite 400 - 725 Granville Street Vancouver, BC V7Y 1G5

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, or resides outside of Canada, even if the party has appointed an agent for service of process.

ADDITIONAL INFORMATION

Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company sells securities under this Prospectus, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add to, update or change information contained in this Prospectus.

The Company’s public filings are available on the System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Company on SEDAR are neither incorporated in nor a part of this Prospectus.

PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a Prospectus, the accompanying Prospectus Supplement relating to securities purchased by a purchaser and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or damages if the Prospectus, the accompanying Prospectus Supplement relating to securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

Original purchasers of warrants (if offered separately) and subscription receipts will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such warrant and subscription receipt, as the case may be. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the warrant or subscription receipt, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.

CERTIFICATE OF VICINITY MOTOR CORP.

Dated: April 5, 2021

This preliminary short form prospectus, together with the documents incorporated herein by reference, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement as required by the securities legislation of British Columbia, Alberta, Manitoba and Ontario.

(Signed) “William Trainer”	(Signed) “Danial Buckle”

William Trainer	Danial Buckle
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) “Joseph Miller”	(Signed) “Christopher Strong”

Joseph Miller	Christopher Strong
Director	Director